Growth Capital Acquisition Corp.

The Chrysler Building

405 Lexington Ave

New York, NY 10174

VIA EDGAR

September 15, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Edward Kelly

Re:	Growth Capital Acquisition Corp. Registration Statement on Form S-1 Filed August 18, 2020 File No. 333-248087

Dear Mr. Kelly:

Growth Capital Acquisition Corp. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 10, 2020 regarding the Company’s Registration Statement on Form S-1 filed on August 18, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1 filed August 18, 2020

Risk Factors

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult….page 62

1.	You disclose that Section 404 of the Sarbanes-Oxley Act requires you to evaluate and report on your system of internal controls beginning with your annual report on Form 10-K for the year ending December 31, 2021; however, we note your fiscal year ends on March 31 and we note you disclose on page 108 that you will be required to evaluate internal control procedures for the fiscal year ending March 31, 2022. Please revise your disclosure to correct this discrepancy.

In response to the Staff’s comment, we have revised the Registration Statement to address the discrepancy. The revised disclosure can be found on page 62 of the Registration Statement.

Dilution, page 71

2.	You appropriately disclose on page 71 that your net tangible book value at June 30, 2020 was $(17,957); however, you disclose on page 72 that net tangible book value before the offering was $2,043. Please revise your disclosure to correct this discrepancy. In addition, we note your disclosures related to the private placement stockholders on page 72 appear to exclude the shares of Class B common stock that they recently acquired. Please clarify or revise your disclosures. Please also revise your disclosures on pages 16 and F-11 to explain why the sponsor forfeited 2,833,333 shares of Class B common stock to the company for no consideration on August 14, 2020 and why the private placement stockholders each purchased 1,379,167 shares of Class B common stock from the company for an aggregate purchase price of $4 million.

U.S. Securities and Exchange Commission

Attn: Edward Kelly

September 15, 2020

In response to the Staff’s comment, we have revised the Registration Statement to address the discrepancy relating to our net tangible book value. The revised disclosure can be found on page 72 of the Registration Statement.

As is customary in connection with the organization of SPAC sponsor entities, we initially anticipated that Nautilus Carriers LLC, an affiliate of the Company’s management (“Nautilus”) and HB Strategies LLC, an affiliate of Hudson Bay (“HB Strategies”), would become members of Growth Capital Sponsor LLC, the Company’s sponsor (the “Sponsor”). However, following comments from FINRA and discussions between underwriter counsel and the FINRA staff, it was determined that Nautilus and HB Strategies would not become members of the Sponsor, but instead would acquire directly the interests in the Company that they would otherwise have acquired indirectly through membership in the Sponsor. In addition, and also pursuant to the discussions with FINRA, it was determined that all contractual relationships involving Nautilus and HB Strategies would be directly between the Company and such entities, and that there would be no contractual arrangements between Nautilus or HB Strategies, on the one hand, and the Sponsor, on the other. In order to permit Nautilus and HB Strategies to acquire 1/3 each of the outstanding Class B common stock in accordance with the parameters prescribed by FINRA, in August 2020, the Sponsor forfeited an aggregate of 2,833,333 shares of Class B common stock it then owned to the Company for cancellation. Nautilus and HB Strategies LLC each then subscribed to purchase from the Company 1,379,167 shares of the Company’s Class B common stock, which equaled to 1/2 of the forfeited shares (excluding 75,000 to be awarded/issued to our independent directors), for a purchase price of $2,043 (or an aggregate purchase price of $4,086). After the forfeiture by the Sponsor and the issuances of such shares to Nautilus and HB Strategies, each of the Sponsor, Nautilus and HB Strategies owns 1/3 of the founder shares that were originally owned by the Sponsor prior to these transactions. The foregoing transactions did not change the total number of shares of Class B common stock previously outstanding. As such, we are of the view that the disclosure on page 72 of the Registration Statement does not require updating.

We further advise the Staff that, as disclosed on pages 20 and 78 and other sections of the Registration Statement, the Sponsor, Nautilus and HB Strategies have agreed to purchase an aggregate of 465,500 units (or 515,000 units if the underwriters’ over-allotment option is exercised in full) for an aggregate purchase price of $4,655,000 (or $5,150,000 if the underwriters’ over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of the offering. Such private placement of units is a separate transaction from the forfeiture and the subscription for founder shares described above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 74

3.	You disclose on page 75 that deferred offering costs were $0 as of June 30, 2020; however, based on your balance sheet on page F-3, we note you recorded deferred offering costs of $20,000 as of June 30, 2020. Please correct your disclosures here and on page 34 to agree with your balance sheet.

In response to the Staff’s comment, we have revised the Registration Statement to address the discrepancy. The revised disclosure can be found on pages 34 and 75 of the Registration Statement.

Exclusive forum for certain lawsuits, page 134

4.	We note that your provision states that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for any action arising under the Securities Act. However, this is inconsistent with your disclosure that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Please revise your disclosure here and on page 63.

U.S. Securities and Exchange Commission

Attn: Edward Kelly

September 15, 2020

In response to the Staff’s comment, we have revised the Registration Statement to address the inconsistency. The revised disclosure can be found on pages 63 and 134 of the Registration Statement.

Experts, page 153

5.	We note your response to prior comment 1; however, we note compliance with Item 304 of Regulation S-K is required "if during the registrant’s two most recent fiscal years or any subsequent interim period, an independent accountant who was previously engaged as the principal accountant to audit the registrant’s financial statements has resigned (or indicated it has declined to stand for re-election after the completion of the current audit) or was dismissed." Since the change in your auditor occurred on August 5, 2019, it continues to appear to us that you are required to comply with Item 304 of Regulation S-K in the current registration statement as the disclosure requirement is based on the date that the change in auditor occurred rather than the date of its audit report or the date of the financial statements it audited.

In response to the Staff’s comment, we have added disclosure required by Item 304 of Regulation S-K in relation to changes in our auditors. The revised disclosure can be found on page 153 of the Registration Statement.

Financial Statements, page F-1

6.	We note that you provided interim financial statements for the three months ended June

30, 2020. Please also provide comparable interim financial statements for the three months ended June 30, 2019 as required by Rule 8-03 of Regulation S-X.

In response to the Staff’s comment, we have included our interim financial statements for the three months ended June 30, 2019 in the Registration Statement.

Note 2 - Summary of Significant Accounting Policies

Subsequent Events, page F-10

7.	We note that you evaluated subsequent events that occurred through the date the financial statements were issued. Please revise your disclosure to disclose also the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the actual date through which subsequent events were evaluated. The revised disclosure can be found on page F-10 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin